UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] Check this box if no longer subject to Section 16.
    Form 4 or Form 5 obligations may continue.
1. Name and Address of Reporting Person(s)
   Booth, Thomas W.
   2140 Lake Park Blvd.
   Richardson,  Texas  75080-2254
2. Issuer Name and Ticker or Trading Symbol
   Lennox International Inc. (LII)
3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

4. Statement for Month/Year
   12/00
5. If Amendment, Date of Original (Month/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   [X] Director                   [ ] 10% Owner
   [ ] Officer (give title below) [ ] Other (specify below)
   VP Bus Dev HTD/LII Director
7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
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1)Title of Security      2)Trans-    3.Trans- 4.Securities Acquired(A)      5)Amount of      6)Ownership    7)Nature of
                         action      action   or Disposed of (D)            Securities       Form: Direct   Indirect
                         Date        Code                                   Beneficially     (D) or         Beneficial
                                     -------- ------------------------      Owned at End     Indirect       Ownership
                         (Month/                            A or            of Month         (I)
                         Day/Year)   Code V   Amount        D    Price
------------------------------------------------------------------------------------------------------------------------------------
Common Stock, par value
$0.01 per share          12/15/00    A(1) V   4,566         A               649,844          Direct

Common Stock,
par value $0.01 per share                                                   154,388          Indirect       Booth Charitable Trust

Common Stock, par value
$0.01 per share                                                             35,949           Indirect       Daughter Carolyn

Common Stock, par value
$0.01 per share                                                             36,960           Indirect       Daughter Kathleen

Common Stock, par value
$0.01 per share                                                             40,062           Indirect       Thomas Booth Trust

Common Stock, par value
$0.01 per share                                                             1,699,731        Indirect       Trust FBO R. Booth

Common Stock, par value
$0.01 per share                                                             325,000          Indirect       Trust for R. Booth
Common Stock, par value
$0.01 per share                                                             68,772           Indirect       by Spouse


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



Table II (PART 1)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1 through 6)
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1)Title of Derivative         2)Conversion 3)Trans-       4)Trans-  5)Number of Derivative   6)Date Exercisable and
Security                      or Exercise  action         action    Securities Acquired (A)  Expiration Date
                              Price of     Date           Code      or Disposed of (D)       Month/Day/Year
                              Derivative
                              Security     Month/Day/Year Code  V   A          D             Date Exercisable    Expiration Date
------------------------------------------------------------------------------------------------------------------------------------
Non-Qualified Stock Option    $7.8750      12/15/00       A     V   14,134                   (2)                 12/15/07
(right to buy)

Table II (PART 2)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1,3 and 7 through 11)
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1)Title of Derivative         3)Trans-     7)Title and Amount        8)Price        9)Number of    10)Ownership Form   11)Nature of
Security                      action       of Underlying             of Deri-       Derivative     of Derivative       Indirect
                              Date         Securities                vative         Securities     Security:  Direct   Beneficial
                                            -----------------------  Security       Beneficially   (D) or Indirect (I) Ownership
                                                          Amount or                 Owned at End
                              Month/Day/                  Number of                 of Month
                              Year         Title          Shares
------------------------------------------------------------------------------------------------------------------------------------
Non-Qualified Stock Option     12/15/00     Common Stock  14,134                    14,134         Direct
(right to buy)

Explanation of Responses:

(1)
Restricted Stock Award.
(2)
The option becomes exercisable in three equal annual installments, commencing one year after the date of grant.
-
Attorney-in-fact pursuant to the power of attorney dated 7/9/99.

SIGNATURE OF REPORTING PERSON
/S/ By: Carl E. Edwards
    For: Thomas W. Booth
DATE 01/08/01